

December 23, 2022

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon Ltd.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed November 19, 2022**
> **File No. 333-266745**

Dear Tomer Izraeli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. In your Explanatory Note following the registration statement cover page, you list the differences between the two documents. We note the following:
    - Revise the Resale Prospectus cover page to include the material information about the initial public offering.
    - Clarify the statement on the Resale Prospectus cover page that "[t]he Selling Shareholder are offering their securities in order to create a public trading market for our equity securities in the United States."
    - You state that the Resale Prospectus deletes the Principal Shareholder section and

       replaces it with a Selling Shareholder section. Revise both the Public Offering Prospectus and the Resale Prospectus to include both tables. Refer to Item 4.a. of Form F-1 and Items 7.A. and 9.D. of Form 20F.

- We note the deleted disclosure on page 134 regarding Eligibility of Restricted Shares for Sale in the Public Market, and the following disclosure regarding lock up agreements and Rule 144. Revise to quantify the shares subject to lock up agreements, as you previously disclosed, and provide similar disclosure in the selling shareholder prospectus.

Prospectus Summary, page 1

2.   We note the revisions to the summary risk factors. Revise the summary risk factors to briefly summarize the risks associated with the statements made, such as the disclosure you eliminated in this amendment. For example, on page 5, briefly explain the risks associated with your dependence on your C&C product candidates, the fact that your C&C and T&T technologies are novel technologies, and that you are subject to U.S. federal and state healthcare laws.

3.   We note the revised disclosure regarding PL-15 and PL-16, which you plan to submit for approval pursuant to a De Novo classification request. You state preclinical safety trials are scheduled for the second quarter of 2023 for each. Clarify if you have or will need to submit an Investigational Device Exemption (IDE) in order to conduct the trial, and if so, your planned time frame for doing so.

Certain Relationships and Related Party Transactions
Private Placements of our Securities, page 124

4.   We note the disclosure here regarding the private placements, including the SAFEs. Revise to disclose the exemption relied up for the transactions listed in this section. Revise the discussion of the SAFEs to summarize all material terms of the agreements.

Exhibit Index, page II-5

5.   We reissue comment 6. We note the added footnote to the Exhibit Index that portions of the indicated exhibit have been omitted; however, no exhibits have the notation corresponding to that footnote. Also, file the revised exhibits, each with the required legend.

General

6.   We note the addition of a selling shareholder prospectus in this amendment. Revise the cover page to disclose the offering price for the selling shareholder shares. Refer to Item 501(b)(3) of Regulation S-K. Tell us why you have included the selling shareholder prospectus where you state the selling shareholder offering will not commence until after the closing of the underwritten offering.

7.   As it appears the conversion of the SAFE investments pursuant to their terms will not occur until the consummation of the initial public offering, revise to remove the securities issued pursuant to the conversion of the SAFEs from this registration statement.

8.   Revise the fee table and legal opinions to address the shares being registered for resale by the selling shareholders.

You may contact Li Xiao at (202) 551-4391 or Angela Connell at (202) 551-3426 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.